Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three months ended

March 31, 2024 and 2023

Osisko Development Corp.

Consolidated Statements of Financial Position

As at March 31, 2024 and December 31 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

		2024	2023
			(Note 3)
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	4	57,527	43,455
Restricted cash		3,679	2,424
Amounts receivable		2,629	3,952
Inventories		6,630	7,203
Other current assets		6,409	5,307
		76,874	62,341
Assets classified as held for sale		2,049	5,369
		78,923	67,710
Non-current assets

Investments in associates	5	12,903	13,034
Other investments	5	16,194	19,393
Mining interests	6	460,155	451,695
Property, plant and equipment	7	93,035	97,285
Exploration and evaluation	8	76,197	70,135
Other assets		43,730	44,628
		781,137	763,880
Liabilities

Current liabilities

Accounts payable and accrued liabilities		31,188	25,379
Lease liabilities		940	1,049
Current portion of long-term debt and credit facility	9	43,776	11,821
Deferred consideration and contingent payments	10	3,388	3,307
Contract liability	11	26	21
Environmental rehabilitation provision	12	10,309	4,204
Warrant Liability	3, 13	2,765	11,552
		92,392	57,333
Non-current liabilities

Lease liabilities		608	624
Long-term debt	9	2,941	5,102
Deferred consideration and contingent payments	10	11,006	10,545
Contract liability	11	34,184	31,700
Environmental rehabilitation provision	12	66,573	72,525
Other non-current liabilities		—	863
		207,704	178,692
Equity

Share capital		1,080,129	1,080,049
Warrants		11,859	11,859
Contributed surplus		18,831	18,722
Accumulated other comprehensive loss		(18,322)	(14,529)
Deficit		(519,064)	(510,913)
		573,433	585,188
		781,137	763,880

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2024	2023
	Notes	$	$
Revenues		1,767	3,451
Operating expenses
Cost of sales	16	(1,974)	(4,406)
Other operating costs	16	(8,801)	(10,553)
General and administrative		(6,015)	(9,996)
Exploration and evaluation, net of tax credits		(70)	(807)
Impairment of assets		(5,415)	—
Operating loss		(20,508)	(22,311)
Finance costs		(3,208)	(1,284)
Share of loss of associates		(131)	(113)
Change in fair value of warrant liability	13	9,070	(9,174)
Other income, net		7,057	8,816
Loss before income taxes		(7,720)	(24,066)
Income tax (expense) recovery		(268)	729
Net loss		(7,988)	(23,337)

Basic and diluted net loss per share		(0.09)	(0.30)
Weighted average number of shares outstanding - basic and diluted		84,211,239	78,174,946

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

	2024	2023
	$	$

Net loss	(7,988)	(23,337)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	(2,846)	(4,244)
Income tax effect	268	—

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(1,378)	(5,263)
Other comprehensive loss	(3,956)	(9,507)
Comprehensive loss	(11,944)	(32,844)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars)

		2024	2023
	Notes	$	$
Operating activities
Net loss		(7,988)	(23,337)
Adjustments for:
Share-based compensation		94	2,076
Depreciation		2,939	3,551
Finance costs		3,003	1,288
Share of loss of associates	5	131	113
Change in fair value of financial assets and liabilities at fair value through profit and loss		(296)	—
Change in fair value of warrant liability	13	(9,070)	9,174
Unrealized foreign exchange gain		(5,612)	(6,475)
Deferred income tax expense (recovery)		268	(729)
Impairment of assets		5,415	—
Cumulative catch-up adjustment on contract liability	11	(10)	182
Proceeds from Contract liability	11	(20)	(340)
Other		238	(1,493)
Environmental rehabilitation obligations paid		(327)	(477)
Net cash flows used in operating activities before changes in non-cash working capital items		(11,235)	(16,467)
Changes in non-cash working capital items	17	2,174	3,628
Net cash flows used in operating activities		(9,061)	(12,839)
Investing activities
Additions to mining interests		(4,340)	(10,613)
Additions to property, plant and equipment		(1,554)	(8,042)
Additions to exploration and evaluation assets		(4,243)	(5,015)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		3,812	—
Proceeds on disposals of investments	5	649	585
Additions to restricted cash		(1,117)	—
Net cash flows used in investing activities		(6,793)	(23,085)
Financing activities
Proceeds from equity financings		—	51,756
Other issuance of common shares		33	38
Share issue expense		—	(2,773)
Capital payments on lease liabilities		(164)	(409)
Long-term debt and credit facility	9	32,909	4,720
Repayment of long-term debt	9	(3,657)	(1,278)
Net cash flows provided by financing activities		29,121	52,054
Increase in cash and cash equivalents before impact of exchange rate		13,267	16,130
Effects of exchange rate changes on cash and cash equivalents		805	91
Increase in cash and cash equivalents		14,072	16,221
Cash and cash equivalents – Beginning of period		43,455	105,944
Cash and cash equivalents – end of period		57,527	122,165

Additional information on the consolidated statements of cash flows is presented in Note 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2024

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		($)	($)	($)	($)	($)	($)
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(7,988)	(7,988)
Other comprehensive loss, net	—	—	—	—	(3,956)	—	(3,956)
Comprehensive loss	—	—	—	—	(3,956)	(7,988)	(11,944)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes	—	—	—	—	163	(163)	—
Share-based compensation
- Share options	—	—	—	(52)	—	—	(52)
- Restricted and deferred share units	—	—	—	161	—	—	161
Shares issued - employee share purchase plan	21,170	80	—	—	—	—	80
Balance – March 31, 2024	84,123,410	1,080,129	11,859	18,831	(18,322)	(519,064)	573,433

As at March 31, 2024, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(19.2) million and items that may be recycled to the consolidated statements of loss amounting to $0.9 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		($)	($)	($)	($)	($)	($)
Balance – January 1, 2023	75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss	—	—	—	—	—	(23,337)	(23,337)
Other comprehensive loss, net	—	—	—	—	(9,507)	—	(9,507)
Comprehensive loss	—	—	—	—	(9,507)	(23,337)	(32,844)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes	—	—	—	—	60	(60)	—
Bought deal financing	7,841,850	45,545	6,211	—	—	—	51,756
Shares issued to Williams Lake First Nation	10,000	75	—	—	—	—	75
Share issue expense	—	(2,991)	(408)	—	—	—	(3,399)
Change in fair value related to warrants modification	—	—	4,483	—	—	(4,483)	—
Share-based compensation
- Share options	—	—	—	828	—	—	828
- Restricted and deferred share units	—	—	—	1,367	—	—	1,367
Shares issued - employee share purchase plan	16,939	97	—	—	—	—	97
Balance – March 31, 2023	83,498,638	1,075,512	11,859	15,052	(2,281)	(351,828)	748,314

As at March 31, 2023, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $(13.4) million and items that may be recycled to the consolidated statements of loss amounting to $11.1 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at March 31, 2024, the former parent Company, Osisko Gold Royalties (“OGR”) held an interest of 39.6% in Osisko Development.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting year. As at March 31, 2024, the Company has a negative working capital of $13.5 million, which included cash and cash equivalent balance of $57.5 million. The Company also has an accumulated deficit of $519.1 million and incurred a net loss of $8.0 million for the three months ended March 31, 2024.

The working capital position as at March 31, 2024 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the period ending March 31, 2025. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on Management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the application of

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

the Amendments to IAS 1 as described in Note 3. The comparative figures as at December 31, 2023 were adjusted accordingly.

The Board of Directors approved these condensed interim consolidated financial statements May 6, 2024.

3.New accounting standards and amendments

Material accounting standards and amendments

Amendments – IAS 1 Presentation of Financial Statements: Classification of liabilities as current or non-current and non-current liabilities with covenants

The Company applied Classification of Liabilities as Current or Non-current – Amendments to IAS 1 for the first time from January 1, 2024. The amendments:

-	Clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
-	Clarify that classification is unaffected by intentions or expectations about whether an entity will exercise its right to defer settlement of a liability; and
-	Make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

The application of the Amendments to IAS 1 resulted in a change in the Company’s accounting policy for classification of liabilities that can be settled in the Company’s own shares (e.g. the Warrants liability) from non-current to current liabilities. Under the revised accounting policy, when a liability includes a counterparty conversion option that may be settled by the issuance of the Company’s common shares, the conversion option is taken into account in classifying the liability as current or non-current except when it is classified as an equity component of a compound instrument. The Warrants liability is classified as current as at March 31, 2024 because the conversion option can be exercised by the warrants holders at any time.

The Amendments to IAS 1 had a retrospective impact on the comparative consolidated statement of financial position as the Company had outstanding Warrants liability as at December 31, 2023. The Warrants liability as at December 31, 2023 was entirely reclassified from non-current to current liabilities.

The Company’s other liabilities were not impacted by the Amendments to IAS 1.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4.	Cash and cash equivalents

As at March 31, 2024 and December 31 2023, the consolidated cash and cash equivalents position was as follows:

	2024	2023
	$	$
Cash and cash equivalents held in Canadian dollars	8,377	16,857

Cash and cash equivalents held in U.S. dollars	35,988	20,110
Cash and cash equivalents held in U.S. dollars (Canadian equivalent)	48,764	26,597

Cash held and cash equivalents in Mexican Pesos	4,734	16
Cash held and cash equivalents in Mexican Pesos (Canadian equivalent)	386	1
Total cash and cash equivalents	57,527	43,455

As at March 31, 2024, cash and cash equivalents include US$3.8 million ($5.2 million) held in money market funds (December 31, 2023 – US$1.0 million ($1.4 million)).

5.	Investments in associates and other investments

Investments in associates

	2024	2023
	$	$
Balance – Beginning of period	13,034	8,833
Investment in associate	—	4,800
Share of loss and comprehensive loss, net	(131)	(599)
Balance – End of period	12,903	13,034

Other investments

	2024	2023
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance – Beginning of period	4	18
Change in fair value	296	(14)
Balance – End of period	300	4

Fair value through other comprehensive income (shares)
Balance – Beginning of period	19,389	33,801
Consideration received from disposal of exploration properties	—	1,694
Disposals	(649)	(5,935)
Change in fair value	(2,846)	(10,171)
Balance – End of period	15,894	19,389
Total	16,194	19,393

Other investments consist of common shares and warrants, almost exclusively from publicly traded companies.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

6.	Mining interests

	2024	2023
	$	$
Cost – Beginning of period	456,467	583,669
Additions	6,941	30,598
Mining tax credit	—	152
Asset retirement obligation	(1,083)	(326)
Depreciation capitalized	525	4,630
Share-based compensation capitalized	15	287
Impairment	—	(160,484)
Borrowing costs	206	—
Currency translation adjustments	2,128	(2,059)
Cost – End of period	465,199	456,467
Accumulated depreciation – Beginning of period	4,772	3,190
Depreciation	40	1,075
Currency translation adjustments	232	507
Accumulated depreciation – End of period	5,044	4,772

Cost	465,199	456,467
Accumulated depreciation	(5,044)	(4,772)
Net book value	460,155	451,695

NSR Royalty and Streams

OGR holds a 5% NSR royalty on the Cariboo Gold Project (“Cariboo”), owned by Barkerville, a 15% gold and silver stream on the San Antonio property and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

7.	Property, plant and equipment

		Machinery
	Land and	and	Construction-
	Buildings	Equipment	in-progress	2024	2023
	$	$	$	$	$
Cost– Beginning of period	31,617	88,558	11,399	131,574	131,909
Additions	38	733	808	1,579	18,092
Disposals	—	(3,152)	—	(3,152)	(7,915)
Impairment	—	(2,513)	(514)	(3,027)	(11,490)
Other	—	—	—	—	(1,647)
Transfers	—	124	(124)	—	—
Currency translation adjustments	324	1,312	49	1,685	2,625
Cost – End of period	31,979	85,062	11,618	128,659	131,574

Accumulated depreciation – Beginning of period	7,596	26,693	—	34,289	20,213
Depreciation	829	2,711	—	3,540	15,119
Disposals	—	(2,765)	—	(2,765)	(1,643)
Other	—	—	—	—	(91)
Currency translation adjustments	71	489	—	560	691
Accumulated depreciation – End of period	8,496	27,128	—	35,624	34,289

Net book value	23,483	57,934	11,618	93,035	97,285

Machinery and Equipment includes right-of-use assets with a net carrying value of $2.9 million as at March 31, 2024 ($3.1 million as at December 31, 2023).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8.	Exploration and evaluation

	2024	2023
	($)	($)
Net book value - Beginning of period	70,135	55,126
Additions	4,272	16,128
Depreciation capitalized	143	421
Currency translation adjustments	1,647	(1,540)
Net book value – End of period	76,197	70,135

Cost	176,404	170,342
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	76,197	70,135

9.	Long-term debt and credit facility

	2024	2023
	($)	($)
Balance – Beginning of period	16,923	16,919
Additions – Credit facility	32,909	5,878
Repayment of mining equipment financings	(3,657)	(5,675)
Finance costs	384	—
Currency translation adjustments	158	(199)
Balance – End of period	46,717	16,923

Current portion of long–term debt	43,776	11,821
Non-current portion of long–term debt	2,941	5,102
	46,717	16,923

Credit Facility

On March 1, 2024, the Company entered into a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility"). The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo gold project.  The Credit Facility has a term of 12 months from the closing date, being March 1, 2025, which may be extended, at the lender’s discretion, to August 1, 2025 and outstanding credit amounts shall be repaid at its maturity date. The draws made under the Credit Facility can be by way of a base rate loan or a term benchmark loan, on which differing interest rate will apply. Interest are payable quarterly on the outstanding principal amount at a rate per annum equal to the following, provided that each such rate shall be increased by 0.50% per annum each 90 days following March 1, 2024:

-	For a Base Rate Loan: the greater of (i) the federal funds effective rate plus 0.50% and (ii) the National Bank variable rate of interest for United States dollar loans in Canada, plus (iii) 4.00% per annum.
-	For a Term Benchmark Loan: (i) the Secured Overnight Financing Rate ("SOFR"); plus (ii) an additional 0.10%, 0.15% and 0.25% per annum for one, three and six month draws, respectively, plus (iii) 5.00% per annum.

The Credit Facility is subject to certain conditions and covenants that require the Company to maintain certain financial ratios, including the Company’s tangible net worth, minimum liquidity and other non-financial requirements. As at March 31, 2024, all such ratios and requirements were met.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In addition, the obligations under the Credit Facility are secured against all of the present and future assets and property of Barkerville and the shares of Barkerville as held by the Company.

On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn as a Term Benchmark Loan under the Credit Facility, net of US$0.7 million ($0.9 million) of fees.

The schedule for expected payments are as follows:

	Less than 1 year	1-2 years	3-4 years
	$	$	$
Total payments – Mining equipment financings (principal)	10,617	2,109	832
Total payments – Credit Facility (principal)	33,875	—	—

10.	Deferred consideration and contingent payments

The movement of the deferred consideration and contingent payments is as follows:

	2024	2023
	($)	($)
Balance – Beginning of period	13,852	16,638
Additions	—	—
Interest capitalized	166	922
Repayment	—	(334)
Settlement in shares	—	(2,986)
Foreign exchange	376	(388)
Balance – End of period	14,394	13,852

Current portion of deferred consideration and contingent payments	3,388	3,307
Non-current portion of deferred consideration and contingent payments	11,006	10,545
	14,394	13,852

11.	Contract liability

The movement of the contract liability is as follows:

	2024	2023
	($)	($)
Balance – Beginning of period	31,721	55,193
Proceeds from contract liability	(20)	(1,326)
Accretion on the contract liability’s financing component	1,733	9,302
Cumulative catch-up adjustment	(10)	(34,581)
Currency translation adjustment	786	3,133
Balance – End of period	34,210	31,721

Current liabilities	26	21
Non-current liabilities	34,184	31,700
	34,210	31,721

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12.	Environmental rehabilitation provision

	2024	2023
	($)	($)
Balance – Beginning of period	76,729	75,770
New liabilities	—	3,660
Revision of estimates	(1,190)	(3,964)
Accretion expense	889	3,154
Settlement of liabilities / payment of liabilities	(327)	(2,933)
Currency translation adjustment	781	1,042
Balance – End of period	76,882	76,729

Current liabilities	10,309	4,204
Non-current liabilities	66,573	72,525
	76,882	76,729

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2024, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $88.4 million. The weighted average actualization rate used is 5.04% and the disbursements are expected to be made between 2024 and 2030 as per the current closure plans.

13.	Warrant Liability

The warrants issued as part of the 2022 non-brokered private placement include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. As described in Note 3, the warrant liability is presented as a current liability since January 1, 2024 in connection with the application of the Amendments to IAS 1.

The movement of the warrant liability is as follows:

	2024	2023
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	11,552	16,395.0
Change in fair value	(9,070)	(4,535)
Foreign exchange	283	(308)
Balance – End of period	2,765	11,552

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following assumptions and inputs:

	2024	2023
Dividend per share	—	—
Expected volatility	61.5%	78.3%
Risk-free interest rate	4.42%	4.00%
Expected life	3.2 years	3.4 years
Exercise price (USD)	$10.70	$10.70
Share price (USD)	$2.13	$2.91

14.	Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of period	26,958,699	12.93	24,046,640	17.86
Issued – Bought deal financing	—	—	7,841,850	8.55
Warrants expired	—	—	(4,929,791)	30.00
Balance – End of period	26,958,699	12.93	26,958,699	12.93

The outstanding warrants have the following a maturity dates and exercise terms:

Tranche	Warrant CUSIP	Maturity	Number of Warrants	Exercise Price		Conversion
2022 Brokered private placement	68828E221	02-Mar-27	7,752,916		$14.75	Each one warrant entitling the holder thereof to purchase one common share of the Company
2022 Non-brokered private placement	68828E239	27-May-27	11,363,933	US$	10.70	Each one warrant entitling the holder thereof to purchase one common share of the Company
2023 Bought deal financing	68828E262	02-Mar-26	7,841,850		$8.55	Each one warrant entitling the holder thereof to purchase one common share of the Company

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

15.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	2024		2023
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance – Beginning of period	2,700,077	9.64	1,812,450	11.52
Granted	—	—	1,202,400	6.59
Forfeited	(362,054)	8.64	(314,773)	8.86
Balance – End of period	2,338,023	9.79	2,700,077	9.64
Options exercisable – End of period	712,372	14.16	735,050	14.18

The following table summarizes the share options outstanding as at March 31, 2024:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	293,821	1.59	207,524	1.59
February 5, 2021	24.30	10,533	1.85	7,022	1.85
June 23, 2021	21.30	135,298	1.83	101,190	1.83
August 16, 2021	16.89	31,199	2.38	20,801	2.38
November 12, 2021	16.20	36,372	2.41	25,266	2.41
June 30, 2022	6.49	585,733	2.90	256,333	2.90
November 18, 2022	6.28	267,767	3.54	94,236	3.54
April 3, 2023	6.59	977,300	4.01	-	-
	9.79	2,338,023	3.19	712,372	2.41

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2024, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $(0.1) million ($0.8 million for the three months ended March 31, 2023).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	2024		2023
	DSU(i)	RSU	DSU(i)	RSU
Balance – Beginning of period	294,713	1,078,285	206,426	1,054,194
Granted	—	—	99,170	261,900
Settled	—	—	(10,883)	(95,459)
Forfeited	—	(171,897)	—	(142,350)
Balance – End of period	294,713	906,388	294,713	1,078,285
Balance – Vested	195,543	—	195,543	—

(i)	Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to the Osisko Development’s DSU and RSU plans for period ended March 31, 2024 amounted to $0.2 million (nil for the three months ended March 31, 2023).

Based on the closing price of the common shares as at March 31, 2024 ($2.89), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $0.3 million ($0.4 million as at December 31, 2023) and $1.9 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2023).

16.	Cost of sales and other operating costs

	2024	2023
	($)	($)
Salaries and benefits	1,780	1,656
Share-based compensation	21	82
Royalties	175	305
Contract Services	2,453	3,363
Raw materials and consumables	400	3,150
Operational overhead and write-downs	3,053	2,930
Depreciation	2,893	3,473
	10,775	14,959

For the three months ended March 31, 2024, an amount of $0.5 million (nil for the three months ended March 31, 2023) was recorded in Operational overhead and write-downs to evaluate the inventories to net realizable value.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

17.	Supplementary cash flows information

	2024	2023
	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	1,205	7,599
Decrease (Increase) in inventory	21	693
Increase in other current assets	(992)	975
Decrease in accounts payable and accrued liabilities	1,940	(5,639)
	2,174	3,628

18.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	March 31, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	300	300
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,109	—	—	5,109
Other minerals	10,785	—	—	10,785
	15,894	—	300	16,194

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	4	4
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,739	—	—	5,739
Other minerals	13,650	—	—	13,650
	19,389	—	4	19,393

During the three months ended March 31, 2024 and 2023 there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the statement of financial position dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’ specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each statement of financial position date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cashflows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the three months ended March 31, 2024 and 2023:

	2024	2023
	$	$
Balance – Beginning of period	4	18
Change in fair value (i)	296	—
Balance – End of period	300	18

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(i)Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at March 31, 2024 and December 31, 2023.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, reclamation deposits, trade receivables, interest income receivable, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the reclamation deposits and long-term debt approximates their fair value given that their interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

19.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as at March 31, 2024 and December 31, 2023:

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	13,793	21,766	8,171	43,730
Mining interest	398,097	22,113	39,945	460,155
Property, plant and equipment	57,766	13,326	21,943	93,035
Exploration and evaluation assets	3,750	—	72,447	76,197
Total non-current assets	473,406	57,205	142,506	673,117

	2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,794	20,728	8,106	44,628
Mining interest	391,324	21,432	38,939	451,695
Property, plant and equipment	61,012	13,479	22,794	97,285
Exploration and evaluation assets	3,747	—	66,388	70,135
Total non-current assets	471,877	55,639	136,227	663,743

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Unaudited)

(tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended March 31, 2024
Revenues	68	—	1,699	1,767
Cost of Sales	(98)	—	(1,876)	(1,974)
Other operating costs	(5,791)	(1,679)	(1,331)	(8,801)
General and administrative expenses	(4,704)	(436)	(875)	(6,015)
Exploration and evaluation	(40)	(30)	—	(70)
Impairment of assets	(4,894)	—	(521)	(5,415)
Operating loss	(15,459)	(2,145)	(2,904)	(20,508)

For the three months ended March 31, 2023
Revenues	674	2,689	88	3,451
Cost of Sales	(674)	(2,520)	(1,212)	(4,406)
Other operating costs	(7,475)	(2,805)	(273)	(10,553)
General and administrative expenses	(7,850)	(726)	(1,420)	(9,996)
Exploration and evaluation	(740)	(67)	—	(807)
Operating income (loss)	(16,065)	(3,429)	(2,817)	(22,311)

20.	Commitments

The Company has the following commitments as of March 31, 2024:

	Total(i)	less than 1 year	1‑ 2 years	3‑4 years
Purchase obligations	4,797	4,777	20	—
Capital commitments	15,089	7,541	7,548	—
Total	19,886	12,318	7,568	—

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.